UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-14742
CUSIP NUMBER 136907102

(Check one)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 27, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Candela Corporation
Full Name of Registrant

N/A
Former Name if Applicable

530 Boston Post Road
Address of Principal Executive Office (Street and Number)

Wayland, Massachusetts 01778
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As disclosed on the Registrant’s Current Report on Form 8-K filed on September 9, 2009, the registrant entered into an Agreement and Plan of Merger on September 8, 2009 with Syneron Medical Ltd. (“Syneron”) and Syneron Acquisition Sub, Inc., an indirect, wholly-owned subsidiary of Syneron (the “Merger Agreement”). The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended June 27, 2009 (the “2009 Form 10-K”) without unreasonable effort or expense because, among other things, the due diligence process and negotiations related to the Merger Agreement diverted significant staff resources and time from the registrant’s normal process of reviewing and completing the 2009 Form 10-K. The registrant is currently in the process of receiving and reviewing certain financial and other information necessary to finalize the 2009 Form 10-K and the consolidated financial statements included therein. The registrant and its outside advisors, including its independent accountants, are working to complete the 2009 Form 10-K as expeditiously as possible. The registrant expects to file the 2009 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification.
	Paul R. Lucchese	(508)	358-7400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Candela Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2009	By:	/s/ Robert E. Quinn
Robert E. Quinn
Senior Vice President, General Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.